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                                                                       Exhibit 1

[AMBEV LOGO]                               Bovespa (Sao Paulo) AMBV4 - Preferred
                                                                  AMBV3 - Common
                                               NYSE (New York)   ABV - Preferred
                                                                   ABVc - Common


              AMBEV ANNOUNCES US$ 500 MILLION NOTE ISSUANCE BY CBB

SAO PAULO, NOVEMBER 26, 2001 - Companhia de Bebidas das Americas - AmBev [NYSE:
ABV, ABVc and BOVESPA: AMBV4, AMBV3], the world's fourth largest brewer and Brazil's leading beverage company, announced today that its subsidiary Companhia Brasileira de Bebidas ("CBB") will issue political risk-insured senior notes in the amount of US$500 million. AmBev will guarantee the notes.

The tenor of the issue will be subject to market conditions. The intended use of proceeds is to repay short-term debt, for capital expenditures and for general corporate purposes.

Neither AmBev nor CBB have or will register the notes under the Securities Act of 1933, as amended, or under any states securities laws, and the notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements thereunder.

For additional information, please contact the Investor Relations Department:
Dana Voelzke, phone: (5511) 3741-7560 or e-mail: acdanav@ambev.com.br

                                www.ambev.com.br

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:
AMBEV MAKES FORWARD-LOOKING STATEMENTS IN THIS RELEASE THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES. THESE STATEMENTS ARE BASED ON THE BELIEFS AND ASSUMPTIONS OF AMBEV'S MANAGEMENT, AND ON INFORMATION CURRENTLY AVAILABLE TO AMBEV. FORWARD-LOOKING STATEMENTS INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF AMBEV OR ITS DIRECTORS OR EXECUTIVE OFFICERS WITH RESPECT TO:
o    THE DECLARATION OR PAYMENT OF DIVIDENDS;
o    THE DIRECTION OF FUTURE OPERATIONS;
o THE IMPLEMENTATION OF PRINCIPAL OPERATING STRATEGIES, INCLUDING POTENTIAL ACQUISITION OR JOINT VENTURE TRANSACTIONS OR OTHER INVESTMENT OPPORTUNITIES;
o    THE IMPLEMENTATION OF AMBEV'S FINANCING STRATEGY AND CAPITAL EXPENDITURE
     PLANS;
o THE FACTORS OR TRENDS AFFECTING AMBEV'S FINANCIAL CONDITION, LIQUIDITY OR RESULTS OF OPERATIONS; AND

o THE IMPLEMENTATION OF THE MEASURES REQUIRED UNDER AMBEV'S PERFORMANCE AGREEMENT ENTERED INTO WITH THE BRAZILIAN ANTITRUST AUTHORITY (CONSELHO ADMINISTRATIVO DE DEFESA ECONOMICA - CADE).
FORWARD-LOOKING STATEMENTS ALSO INCLUDE THE INFORMATION CONCERNING POSSIBLE OR ASSUMED FUTURE RESULTS OF OPERATIONS OF AMBEV AND STATEMENTS PRECEDED BY, FOLLOWED BY, OR THAT INCLUDE, THE WORDS "BELIEVES", "MAY", "WILL", "CONTINUES", "EXPECTS", "ANTICIPATES", "INTENDS", "PLANS", "ESTIMATES" OR SIMILAR EXPRESSIONS.
FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF PERFORMANCE. THEY INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS BECAUSE THEY RELATE TO FUTURE EVENTS AND THEREFORE DEPEND ON CIRCUMSTANCES THAT MAY OR MAY NOT OCCUR IN THE FUTURE. THE FUTURE RESULTS AND SHAREHOLDER VALUES OF AMBEV MAY DIFFER MATERIALLY FROM THOSE EXPRESSED IN OR SUGGESTED BY THESE FORWARD-LOOKING STATEMENTS. MANY OF THE FACTORS THAT WILL DETERMINE THESE RESULTS AND VALUES ARE BEYOND OUR ABILITY TO CONTROL OR PREDICT. INVESTORS ARE CAUTIONED NOT TO PUT UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.
INVESTORS SHOULD UNDERSTAND THAT THE FOLLOWING IMPORTANT FACTORS COULD AFFECT THE FUTURE RESULTS OF AMBEV AND COULD CAUSE RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN SUCH FORWARD-LOOKING STATEMENTS:
o GENERAL ECONOMIC CONDITIONS, SUCH AS THE RATES OF ECONOMIC GROWTH IN THE PRINCIPAL GEOGRAPHIC MARKETS OF AMBEV OR FLUCTUATIONS IN EXCHANGE RATES;
o INDUSTRY CONDITIONS, SUCH AS THE STRENGTH OF PRODUCT DEMAND, THE INTENSITY OF COMPETITION, PRICING PRESSURES, THE INTRODUCTION OF NEW PRODUCTS BY AMBEV, THE INTRODUCTION OF NEW PRODUCTS BY COMPETITORS, CHANGES IN TECHNOLOGY OR IN THE ABILITY OF AMBEV TO OBTAIN PRODUCTS AND EQUIPMENT FROM SUPPLIERS WITHOUT INTERRUPTION AND AT REASONABLE PRICES, AND THE FINANCIAL CONDITIONS OF THE CUSTOMERS AND DISTRIBUTORS OF AMBEV; AND
o OPERATING FACTORS, SUCH AS THE CONTINUED SUCCESS OF MANUFACTURING AND DISTRIBUTION ACTIVITIES OF AMBEV AND THE CONSEQUENT ACHIEVEMENT OF EFFICIENCIES AND THE CONTINUED SUCCESS OF PRODUCT DEVELOPMENT.
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